

Bank Business Plan

Contact Information
Dr. Rispba McCray-Garrison
713-581-4392
1507 Bay Area Blvd.
Webster, TX 77598
rmgfamilyhealthcare@gmail.com



CONFIDENTIALITY STATEMENT

This document (the "Business Plan") contains confidential information proprietary to Belle Transformations, hereinafter referred to as the "Company." This information and related conversations are submitted solely for the purpose of introducing selected parties to the Company's Business Plan. The Company's disclosure of information contained herein and in related conversations does not constitute authorization for the recipient of the Business Plan to use the information, ideas, or concepts contained herein for any purpose other than the evaluation of the Company, or to disclose any information to any other parties. The Company retains ownership of this Business Plan, including any and all concepts and ideas described herein.

Each recipient of this document agrees to treat the information in a strictly confidential manner. The recipient may not disclose, directly or indirectly, or permit any agent or affiliate to disclose any information contained herein, or reproduce this document in whole or part without the prior written consent of the Company, unless otherwise required by applicable law.

DISCLAIMER STATEMENT

The market analysis and financial projections presented herein represent the Company's best judgment and reasonable assumptions of future events and circumstances; all other information contained herein has been obtained from sources deemed reliable. However, no warranty or representation, expressed or implied, is made as to the accuracy or completeness of any information contained herein, and same is submitted subject to errors and omissions, and no representations or warranties of future company performance or market trends are intended and such are expressly disclaimed.



MISSION STATEMENT

To provide personalized services to each client to enhance their natural beauty in a relaxing and safe environment with our professional staff and our MD, providing educational consultations to our clients and fulfilling their needs.



TABLE OF CONTENTS



EXECUTIVE SUMMARY

Objective: Belle Transformations (also referred to as "the Company," "Belle," or "BT" [www.[TBD].com]) is a new Houston based Medical Spa & Aesthetics Services company that is offering the latest technology and the most inviting atmosphere for local clients seeking to look better and feel better. Medical Doctor and Entrepreneur Rispba McCray-Garrison is launching the Belle clinic at the Baybrook Village Shopping Center in Webster, TX – a spot perfect for the local demographic makeup of the populace as it relates to the profile of the facility's most likely clientele.



The objective of this business plan is to identify the future target clients, explain the marketing and operational strategy and outline the best growth strategy to promote sustained profitability.

Opportunity: The demand to consider newer minimally-invasive cosmetic treatments and enhancements has never been greater. To summarize some of the key drivers:



Technology: Advancements in non-surgical (i.e., non-invasive) treatments have reduced stigma, downtime and pain.

Social Media: Pervasiveness of social media has not only put pressure on cosmetic aspects of one's life, many people are more comfortable with the idea of receiving a cosmetic treatment given celebrities' and public figures' embracing of the procedures.

Millennials: The Millennial and post-millennial population, combined with aging Gen X'ers, has created a perfect storm for the medical spa industry. While the majority of med spa clients are in their mid-thirties to forties, the millennial population has shown a willingness to spend money on themselves, their appearance, and experiences.

Solution: Dr. Rispba McCray-Garrison, MD, MS, after nearly 15 years as a general practitioner, is exciting to launch the Belle Transformations Medical Spa in the southeastern suburbs of Houston, in Webster, TX. The 2,100 square foot facility will offer an exquisite experience while administering high-end treatments for skin care, body contouring, laser-focused rejuvenation/reparation, and plasma-based treatments. The table below provides an overview of the key medically supervised aesthetic procedures:

• Injectables, Neurotoxins, Fillers & Weight Loss Supplements	• Chemical Peels
• Platelet Rich Plasma (PRP)	• Lipo-dissolve
• BHRT (Bioidentical Hormone Replacement Therapy)	• PDO Thread Lift
• Sclerotherapy (Veins)	• Laser, Hair Removal & Skin Resurfacing

With a personal touch that builds relationships with the patients, Dr. McCray-Garrison is bringing the type of care that she reserves for her medical practice patients: personal, precise and sophisticated.



Market[1]: The global medical spa market was valued at $11,063 million in 2017, and is expected to reach $27,566 million by 2025 at a growth rate of 12.2% during the period 2018-2025. The rising number of aesthetic medicine and cosmetic treatment options for beauty enhancement coupled with the growth in wellness trends among developed nations, is driving the market growth. Moreover, the rise in medical tourism in developing economies, such as India, China, and Brazil, is anticipated to create lucrative opportunities in the market. The biggest industry challenges tend to be lack of skilled professionals and relatively high equipment costs.

Marketing: Direct Marketing will involve approaching local businesses and organizations for group-based discounts, incentives and strategic partnerships. Also, online partnerships/affiliates will be sought. Indirect marketing will involve the following initiatives:

- *Referral Program*: This will allow existing users to be incentivized to reach out to other people in their social circles – a very good way to target people with similar demographic characteristics.

- *Social Influencer*: Individuals with a significant social media following and who are considered connected with the Company's target audience will be pursued who can aid in marketing and brand awareness.

- *Digital:* Digital Marketing Media Buys for the targeted demographic banner or video advertisements; also includes geographically-targeted campaigns.

Target Market: The following table summarizes the key target market parameters for Belle Transformations:

Geographic Region	Within a five-minute driving range of the facility address	**Income**	120k+ household; at least 70k+ individual incomes
Age Group	21 to 60	**Social Status**	Single or relatively newly-married
Gender	Primarily Women; ~10% Men	**Education**	College-educated individuals
Profession	Working professionals, retired, social figures	**Lifestyle**	Active-lifestyle individuals looking for youthful and wellness solutions

Competitive Advantages: The management team at Belle Transformations believes it has the ability to tap into the following competitive advantages:

Location Optimization: Besides promoting only the highest-quality and results-driven services, Belle is positioning itself within the Southeastern Houston suburbs in an optimized fashion. Using a comprehensive, data-driven approach, founder Dr. McCray-Garrison has utilized all the latest digital resources and professional tools to make sure that the facility's final address is perfectly located in both geographic and demographic terms. This includes a comprehensive competitor search, demographic overview and a multi-location lease comparison study[2].

Atmosphere, Ambiance: A significant portion of the start-up budget is slated for the creation of a top-notch interior design buildout. It is important to position these concepts in an inviting setting to encourage people to overcome any misconceptions that could be a barrier for some clients. A tranquil, intriguing and welcoming environment creates an incentive to go there. Part of Belle's interior design intent will be to create a sense of a home-away-from-home.

Market Timing, Technology: The ever-evolving state of technology affords Belle the opportunity to integrate aspects of both digital and medical technology that exist nowhere else in the Houston area. For instance, the latest medical equipment will give them an edge over competitors with older technology. Also, the Company plans to have visual and audio experiential features of the interior that are directed towards the clients' senses and subconscious. Also, the wireless capability will be a benefit to **both** the spa clients and the facility's operational efficiency.

---

[1] https://www.alliedmarketresearch.com/medical-spa-market
[2] These analyses were carried out by CARR commercial real estate experts (carr.us)



Financial Overview: The charts and table below illustrate the projected operating proforma parameters based on a 5-year horizon. A long-term stabilized revenue amount was estimated to be **$1.84MM** – based primarily on the founder's knowledge of industry sales volumes and the associated reasonable capture rate. For more information on the assumptions utilized, please see the "Financial Assumptions and Key Project Variables" section.





Income Stmt [monetary val's $]	Year 1	Year 2	Year 3	Year 4	Year 5
Membership					
Number of Members	64	141	156	159	161
Avg Treatments per Month					
Avg Treatments/Mo., Injectables, Neurotoxins	21	37	39	39	39
Avg Treatments/Mo., Injectables, Fillers	21	37	39	39	39
Avg Treatments/Mo., Injectables, Weight Loss	21	37	39	39	39
Avg Treatments/Mo., Platelet Rich Plasma (PRP)	8	14	15	15	15
Avg Treatments/Mo., BHRT	6	10	11	11	11
Avg Treatments/Mo., Sclerotherapy (Veins)	6	10	11	11	11
Avg Treatments/Mo., Chemical Peels	14	24	26	26	26
Avg Treatments/Mo., Lipodissolve	8	14	15	15	15
Avg Treatments/Mo., PDO Thread Lift	9	16	17	17	17
Avg Treatments/Mo., Laser, Hair Removal	9	16	17	17	17
Avg Treatments/Mo., Laser, Skin Treatments	6	10	11	11	11
Facility Metrics					
Revenue per SqFt (Annualized) ($)	449	890	1,004	1,034	1,060
Revenue					
Injectables, Neurotoxins	145,945	265,822	291,123	298,485	306,033
Injectables, Fillers	162,161	295,357	323,470	331,650	340,037
Injectables, Weight Loss	18,711	34,080	37,323	38,267	39,235
Platelet Rich Plasma (PRP)	92,480	169,523	181,832	186,430	191,145
BHRT	104,948	189,877	210,542	215,867	221,326
Sclerotherapy (Veins)	19,241	34,811	38,599	39,576	40,576
Chemical Peels	33,263	60,795	66,353	68,031	69,751
Lipodissolve	29,204	53,533	57,421	58,873	60,362
PDO Thread Lift	136,287	244,003	260,307	266,890	273,639
Laser, Hair Removal	28,393	50,834	54,231	55,602	57,008
Laser, Skin Treatments	27,986	50,634	56,145	57,564	59,020
Retail	80,990	150,364	167,735	176,326	185,357
Monthly Membership	62,486	269,844	362,777	377,105	381,483
Revenue Total	**879,609**	**1,599,632**	**1,745,081**	**1,793,560**	**1,843,488**
COGS					
Injectables, Neurotoxins	71,598	130,866	143,322	146,946	150,662
Injectables, Fillers	35,788	62,180	68,099	69,821	71,587
Injectables, Weight Loss	4,990	9,088	9,953	10,205	10,463
Platelet Rich Plasma (PRP)	18,536	33,905	36,366	37,286	38,229
BHRT	37,427	69,046	76,561	78,497	80,482
Sclerotherapy (Veins)	3,983	6,962	7,720	7,915	8,115
Chemical Peels	16,272	30,398	33,176	34,015	34,876
Lipodissolve	7,601	13,383	14,355	14,718	15,090
PDO Thread Lift	14,349	24,400	26,031	26,689	27,364
Laser, Hair Removal	2,839	5,083	5,423	5,560	5,701
Laser, Skin Treatments	3,334	6,076	6,737	6,908	7,082
Retail	13,993	25,317	28,072	28,782	29,510
Membership Discounts	8,850	39,225	54,213	57,690	59,895
Trans/Credit, Other	26,388	47,989	52,352	53,807	55,305
COGS Total	**265,947**	**503,919**	**562,381**	**578,840**	**594,361**
Expenses					
Personnel Base, Benefits, Taxes	232,800	376,362	463,601	470,555	477,614
Lease/Occupancy	54,600	54,600	54,600	54,600	54,600
Utilities/CAM/NNN	14,700	14,700	14,700	14,700	14,700
Supplies	61,573	111,974	122,156	125,549	129,044
Maint/Clean	8,796	15,996	17,451	17,936	18,435
Mktg/Adv	39,582	71,983	78,529	80,710	82,957
Prof. Services	17,592	31,993	34,902	35,871	36,870
Insurance	6,109	7,998	8,725	8,968	9,217
CapEx/Replacement	17,592	31,993	34,902	35,871	36,870
Expenses Total	**453,345**	**717,599**	**829,565**	**844,760**	**860,307**
Income Operating	**160,317**	**378,114**	**353,135**	**369,960**	**388,821**
Interest	36,028	36,306	32,991	29,471	25,734
Depreciation	48,390	48,390	48,390	48,390	48,390
Income Taxable	75,899	293,418	271,754	292,099	314,697
Adj. for Carryforward	75,899	293,418	271,754	292,099	314,697
Tax Charge	15,180	58,684	54,351	58,420	62,939
Net Income	**60,719**	**234,734**	**217,403**	**233,679**	**251,757**



OBJECTIVE

The purpose of this plan is to provide financial institutions with the information necessary to evaluate the scope and future growth of Belle Transformations in the marketplace. In addition to serving as a roadmap for management, this plan will show that: 1) a significant market opportunity exists when analyzing the current market demands and competitive landscape; 2) the management team set in place is qualified to execute on a well-thought-out operational, marketing and sales strategy, and 3) the correct capital structure will allow for a long-lasting, profitable business.

To achieve the Company's objectives, the Belle Transformations is seeking a **$576K loan**. The funding will be allocated in a variety of ways over time, including Equipment, Lasers, Furniture, Working Capital and Space Build-Out. Belle Transformations' financial model shows consistent growth for the brand over the next five years. By year five, plans call for the Company to achieve **$1.84MM** in annual gross revenue with a net profit of **$0.25MM**.



START-UP SUMMARY

The following figures detail the funding the company will need to execute the milestones laid out in this plan. The majority of the funding is required for Equipment, Lasers, Furniture, Working Capital and Space Build-Out.

FUNDING SUMMARY

Sources/Uses	Year 0
Sources of Funds	$
Bank	676,000
Founder	50,000
Total	**726,000**
Uses of Funds	
Legal, Professional Fees	3,500
Software Services, Web Devel.	4,000
Hardware, Computers, Networking	5,000
Equipment, Lasers, Furniture	226,900
Space Build-Out	252,000
Lease Deposit	4,600
Initial Marketing/Digital Services/Grand Opening	10,000
Inventory	20,000
Working Capital	200,000
Total	**726,000**







PRODUCTS AND SERVICES

The 2,100 square foot facility will provide the most effective, latest and in-demand medical aesthetic procedures in the market. The culture that Dr. McCray-Garrison seeks to create is one where the patients feel like the spa is a second home – making repeat visitation and monthly membership sales a staple of the Company. Also, a significant and very visible portion of the space will be used for the display of retail products. The table below summarizes the services, treatments, and products that Belle provides:



BELLE
transformations

Treatments	Product or Service Description	Revenue per visit Assumption [$]	COGS Target [$], Unit
Injectables, Neurotoxins	Botox, Xeomin	585	260
Injectables, Fillers	Will address: • Wrinkle reduction • Skin volume loss and folds • Skin Structure • Total medications available will include: Restylane Silk, Restylane Defyne, Restylane Refyne, Juvederm Ultra, Juvederm Voluma, Belotero Balanc, Sculptra	650	320
Injectables, Weight Loss	Includes Beta- HCG, B-12, Lipo C, Vitamin/Mineral supplements Will blend nutrients that are made up of one or more of the following fat-burning compounds: • Choline • Inositol • Methionine • L-Carnitine • Vitamin B12 • B Complex vitamins • Other vitamins, minerals and amino acids	75	20
Platelet Rich Plasma (PRP)	Will include the the following options: • Facial Areas • Facial Area w/Microneed • Alopeica Tx • Alopecia Tx w/Microneed • Alopeica Tx w/A-Cell • Alopeica Tx w/Bio-D • Intracavernous (Men) • Vaginal Inject (Women) • Joint Inject • Formula 82M | 82F • ProFLO	950	200
BHRT	BSRT = Bioidentical Hormone Replacement Therapy Includes: • Initial Consultation • Necessary Lab Work • HRT Programs • 90-120 Day Balancing	1,500	300
Sclerotherapy (Veins)	For the treatment of varicose blood vessels by using injection that induces inflammation, coagulation of blood, and narrowing of the blood vessel wall Will include 15, 30, or 60-minute intervals Options: • Asclera • STS	275	100



Chemical Peels	• Medical Grade Peels with following capabilities • AHA ChemPeel • Microdermabrasion • Micropeel • Vitamin C Peel • Acne Peel • Hydrodermabrasion • Hydration Bodypolish • Back Facial • VIPeel (Vitality)	200	40
Lipodissolve	Also known as Mesotherapy, this is the breaking up fat in cells that is then excreted through the body via the lymphatic system. Treatment available for just about any area of the body as needed.	300	150
PDO Thread Lift	PDO Thread lifting involves tightening with an absorbable thread. Procedures include: • Smoker's lines • Lips • Marionette Lines • Jawline • Eyebrow Lift • Neck Lift • Fine Wrinkles	1,200	300
Laser, Hair Removal	Hair removal for just about any desired area	250	25
Laser, Skin Treatments	A skin resurfacing procedure that uses a laser to improve the appearance of your skin or treat minor facial flaws by removing layers of skin	400	40



CAPITAL REQUIREMENTS

The tables below summarize the required equipment, furniture, procedure-related resources required at startup.

Item	Description/List	Total Cost Estimate $
General Dry Supplies	• Gloves • IV starter kit • Extenstion Tubing • Normal saline Flush • IV needles • Gauze Pads • Steri-Strips • Liquid Band-Aid • Adhesive Band-Aids • Medical Tape • Syringe Insulin • Syringe Barrels	5,000
Procedure Equipment	• Sharps Container • Cotton Balls • Micro-Needle Pen • Microderm Abrasion Pen • IV Poles • Protective disposable Eye • Headbands • Blood Pressure Cuff • Thermometer • Procedure lights • Laser • IPL Machine • Microderm abrasion • Pellecome (R3 Advanced Pellet Delivery System) • EmCyte PRP Centrifuge • Sheets, Covers, Pillows • Disposable wear	120,000
Medications	• Neurotoxins • Fillers • Chemical Peels • Various Injections	25,000
Total	---	**150,000**

Item	Quantity	Unit Cost Estimate $	Total Cost Estimate $
Treatment Beds	4	3,000	12,000
Other Treatment Furniture	1	10,000	10,000
Office Chairs	8	4,000	32,000
Office Desks	2	1,200	2,400
Reception Desk, Furniture, Supplies	1	3,500	3,500
Wait/Reception Room Furniture	1	12,000	12,000
Conference Room Table And Chairs	1	5,000	5,000
Total	---	---	**76,900**



MARKET ANALYSIS

The Medical Spa industry continues to grow at a very rapid pace. It is widely agreed that it is driven in large part by the availability of new technology in conjunction with the societal emphasis on outward appearance. The U.S. market is currently sized at just over $5 billion, and recent data from AmSpa reports very strong per-location revenue growth – now at an average of over $1.5 million per spa.





2019 Medical Spa State of the Industry, AmSpa

The industry has also grown in a generationally interesting way. Even though more Americans are over the age of 65 than ever before, many younger Americans have now begun to consistently visit medical spas for treatments such as Botox, facials, and other types of anti-aging skincare. According to the American Society for Aesthetic Plastic Surgery (ASAPS), people ages, 35-50 had the most procedures performed in 2016 – more than 5.3 million, accounting for 39.3% of the total; people ages 51-64 came in second with 30%.

The increase in the administration of injectable treatments has also played a major role in the growth of the industry in the past five years. It has been estimated that there were about 4,598,000 botulinum toxin type A treatments conducted in 2016 – a 75.5% increase from 2011. This represents over a third of the total number of procedures conducted by plastic surgeons and aesthetics professionals in 2016. Additionally, the number of hyaluronic acid injections has increased by 106.9% over the same period, and at approximately 2,495,000 treatments administered in 2016, it is now the second-most-commonly administered aesthetic treatment in the country.

According to AmSpa's 2017 Medical Spa State of the Industry Report, the popularity and prices of the most common procedures can be summarized as follows:

- Botulinum toxin type-A injections, such as Botox and Dysport (7 million procedures): national average cost of $385;
- Hyaluronic acid fillers (2 million procedures): national average cost of $644;
- Chemical peel (1.3 million procedures): national average cost of $673;
- Microdermabrasion (775,014 procedures): national average cost of $138; and
- Laser treatments and intense pulsed light (656,781 procedures): national average cost of $433.

Prices for almost all procedures have risen significantly, as well. For example, the average price of laser hair removal rose nearly 51%, and the cost of tattoo removal is nearly 42% higher. Botox injections cost about 15% more, as did laser skin resurfacing. The cost of microdermabrasion was up 22%, and liposuction went up 20%.

However, some procedures did decline in cost. Dermabrasion was down 12% and chemical peels cost 9% less in 2016 than in 2011. Because the industry is growing so large, each successful medical spa must continue to focus on new innovations within the industry to improve the overall experience for each consumer.

Outlook: Through 2022, the US medical spa industry is expected to add another billion dollars to its total, reaching approximately $6 billion. This assumes that, in one of the years throughout this forecast, a mild recession will occur – most likely in 2020, when the rate of revenue growth slows. Many economists have expressed the belief that a recession is likely during the next several years, considering that the current economic expansion is nine years old. But, given the relative infancy of this industry, the projected population growth, and the resiliency of the industry to date, it is projected that the industry will continue to grow regardless of any recessions in the near term.

2019 Medical Spa State of the Industry Report

66% of medical spa visits come from repeat patients.


Repeat Patients
66%
Avg.

The average patient spends $459 at a single-location facility or $465 at a multi-location facility per visit.


$
Average Spend per Patient per Visit:
Single-location facility:
$459
Multi-location (primary facility):
$465

Compliance, retaining and hiring employees and marketing strategy are the top three concerns of medical spa owners.


Top 3 Concerns
34%: Compliance
33%: Employees (retaining/hiring)
28%: Marketing strategy & social media

LOCATION & DEMOGRAPHICS

Belle Transformations' facility is located just Southeast of Houston at the following address:

1507 Bay Area Blvd
Webster, TX 77598


Houston
Pasadena
Pearland
League City
Belle Transformations

In the Baybrook Village Shopping Center. In conjunction with the competitive analysis, the data in this section and other available market data have been utilized in the process of identifying the final address. The images to the right and below display the surrounding areas near the address. This area has been chosen in part due to the founder's familiarity with the area, and in part, due to the attractive demographics of the area.


I-45 (Gulf Freeway)
Bay Area Blvd
York-Brook-Dr
Glenwest-Dr
Dillard's
FOREVER 21
JCPenney
H&M
macy's
Marshalls
HomeGoods
OLD NAVY
NORDSTROM RACK
ROSS
PETSMART
JOANN
Burlington
SuperTARGET
ULTA
COSTCO
Michaels
Party City
HOBBY LOBBY
STAPLES
BEST BUY
Belle Transformations

Collection Street	Cross Street	Traffic Vol	Year	Distance
W Bay Area Blvd	Gulf Fwy, E	29,438	2018	0.23 mi
Glenwest Dr	Midbrook Dr, NW	3,561	2018	0.26 mi
W Bay Area Blvd	Heritage Colony Dr, SW	23,291	2018	0.53 mi
Baybrook Mall	Bentbrook Ln, SW	2,233	2018	0.63 mi

DEMOGRAPHICS 3-Mile Radius


HOUSEHOLD INCOME
$88,922
Average
$0K - $35K
23.4%
$35K - $75K
32.9%
$75K - $100K
13.3%
$100K+
30.4%


AGE DISTRIBUTION
36
Average
0 - 19
27.2%
20 - 29
14.5%
30 - 39
15.9%
40 - 49
13.3%
50 - 64
17.7%
65+
11.5%



radius	2	5	10	Description
TotPop	38,296	201,437	615,595	Total population
Age0_4	3,123	14,083	47,415	Children under 5 years of age
Age5_9	2,828	13,700	45,498	Children between 5 and 9 years of age
Age10_14	2,299	14,468	45,781	Children between 10 and 14 years of age
Age15_19	2,272	14,782	45,140	Children between 15 and 19 years of age
Age20_24	3,291	13,542	42,189	Persons 20 to 24 years of age
Age25_34	6,540	26,940	87,935	Persons 25 to 34 years of age
Age35_44	5,147	28,518	83,709	Persons 35 to 44 years of age
Age45_54	4,805	28,924	82,945	Persons 45 to 54 years of age
Age55_59	2,342	12,859	38,744	Persons 55 to 59 years of age
Age60_64	1,899	9,907	30,931	Persons 60 to 64 years of age
Age65_74	2,076	14,565	40,271	Persons 65 to 74 years of age
Age75_84	1,136	6,736	18,764	Persons 75 to 84 years of age
Over85	538	2,413	6,274	Persons 85 and older
MedianAge	34.00	37.20	35.50	Median age in years
Over15	30,045	159,186	476,902	Persons 15 years of age and older
Under18	9,522	51,423	166,485	Children under 18 years of age
Over18	28,774	150,014	449,110	Persons 18 years of age and older
Over21	26,857	140,837	422,359	Persons 21 years of age and older
Over25	24,483	130,862	389,573	Persons 25 years of age and older
Over62	4,672	29,465	82,615	Persons 62 years of age and older
Over65	3,750	23,714	65,308	Persons 65 years of age and older
Males	18,925	97,835	304,201	Male
Over65Males	1,557	10,809	28,994	Males 65 years of age and older
Females	19,371	103,602	311,394	Female
Over65Females	2,192	12,905	36,315	Females 65 years of age and older
OneRace	36,090	193,383	597,924	Persons of one race
TotHHs	14,269	72,793	211,360	Total households
HHInc0	606	3,120	9,516	Household income less than $10,000
HHInc10	312	1,589	6,347	Household income between $10,000 and $14,999
HHInc15	808	4,420	15,615	Household income between $15,000 and $24,999
HHInc25	1,130	5,050	16,602	Household income between $25,000 and $34,999
HHInc35	2,279	8,084	25,414	Household income between $35,000 and $49,999
HHInc50	3,070	12,230	37,531	Household income between $50,000 and $74,999
HHInc75	2,174	9,499	27,192	Household income between $75,000 and $99,999
HHInc100	2,239	13,539	38,740	Household income between $100,000 and $149,999
HHInc150	888	7,252	17,285	Household income between $150,000 and $199,999
HHInc200	762	8,010	17,118	Household income greater than $200,000
FamHHs	9,145	50,950	153,766	Family households
FamHHInc0	251	1,241	4,403	Family households with income less than $10,000
FamHHInc10	180	983	3,569	Family households with income between $10,000 and $14,999
FamHHInc15	424	2,145	9,033	Family households with income between $15,000 and $24,999
FamHHInc25	392	2,371	9,574	Family households with income between $25,000 and $34,999
FamHHInc35	1,032	4,490	16,936	Family households with income between $35,000 and $49,999
FamHHInc50	1,954	7,777	26,042	Family households with income between $50,000 and $74,999
FamHHInc75	1,590	7,194	21,342	Family households with income between $75,000 and $99,999
FamHHInc100	1,849	11,106	32,351	Family households with income between $100,000 and $149,999
FamHHInc150	744	6,363	15,340	Family households with income between $150,000 and $199,999
FamHHInc200	728	7,280	15,176	Family households with income of $200,000 or more
MedianFamInc	86,418	106,840	90,294	Median family income
AvgFamInc	96,634	121,549	103,646	Mean family income
AvgHHSize	2.68	2.75	2.90	Average household size
AvgFamSize	3.35	3.32	3.43	Average family size
HHPop	38,248	200,464	613,083	Household population
FamHHpop	31,723	172,534	539,684	Living in family households
Married	13,846	84,500	249,650	Now married, except separated
Separated	442	2,738	11,140	Separated
Widowed	1,472	6,999	20,566	Widowed



Divorced	4,021	18,111	51,401	Divorced, and not currently married
Over3	36,350	193,050	587,861	Population 3 years and over
EnrolledOver3	10,702	57,826	175,425	Population 3 years and over enrolled in school
InNursery	888	4,059	11,644	In nursery school, preschool
InKindergarten	618	2,596	9,577	In kindergarten
InElementary	3,907	22,242	72,847	In elementary school, grades 1-8
InHighSchool	1,764	13,119	38,320	In high school, grades 9-12
InCollege	3,526	15,809	43,038	In college or graduate school
LessThan9th	827	4,496	26,227	Less than 9th grade
SomeHighSchool	1,499	4,805	25,508	9th to 12th grade, no diploma
HighSchool	4,431	23,259	91,669	High school graduate (includes equivalency)
SomeCollege	6,070	29,087	89,924	Some college, no degree
Associates	2,523	11,914	34,594	Associates degree
Bachelors	6,246	37,397	81,050	Bachelor's degree
GradProf	2,888	19,904	40,600	Graduate or professional degree
HighSchoolOrMore	22,158	121,561	337,837	High school graduate or higher
Bachelorsormore	9,133	57,301	121,650	Bachelor degree or higher
HvalUnder50	144	1,012	7,263	Less than $50,000
Hval50	375	2,137	14,025	$50,000 to $99,999
Hval100	2,880	9,686	33,375	$100,000 to $149,999
Hval150	2,143	11,564	30,914	$150,000 to $199,999
Hval200	902	12,205	29,909	$200,000 to $299,999
Hval300	524	7,896	15,601	$300,000 to $499,999
Hval500	104	1,950	3,736	$500,000 to $999,999
HvalOverMillion	30	184	453	$1,000,000 or more
HvalOver2Million	0	39	170	$2,000,000 or more
MedianHValue	171,194	219,018	184,911	Median home value
AvgHValue	177,640	230,466	198,719	Average home value



TARGET MARKET

Income considerations: AmSpa reports that Consumer Disposable Income has always been a major factor for the continued expansion of the medical spa industry in terms of real and sustainable growth. In short, it is a significant determining factor in demand forecasting. As such, Belle will be utilizing this variable judiciously in evaluation of the final location as well as structuring its marketing plan.

MedSpa Visitor Age
Under 18
<1%
18-34
17%
35-54
52%
55+
30%

American Med Spa Association

Age Groups: The two groups most likely to use medical spas and to want cosmetic procedures are Baby Boomers and Millennials. While the Baby Boomers are aging and are trying, in many cases, to turn back the hands of time, Millennials are also aging and entering their prime income-earning years. Today's society is highly influenced by Hollywood, where looking younger has become the best way to feel younger. Consumers are very focused on the many affordable and ingenious ways to relive their youth.

Most medical spa clients are middle-aged, between 35 and 54 years old. Another nearly 30% are 55 years old or older, generally considered the baby boomer generation. A respectable 17% of clients fall into the 18- to 34-year-old class, the Millennials. This group has gotten a lot of attention for its propensity to adhere to a preventive maintenance beauty regimen, which often includes regular medical aesthetic treatments. With the prevalence of social media and visual technology, the pressure has never been higher for this group to maintain focus on its looks in general.

MedSpa Gender
Women
85%
15%
Men

Gender: Regarding gender, more than 85% of a medical spa's clients are female, although the share of male customers seems to be on the rise as medical spas are starting to specialize in marketing to men and making their facilities more male-friendly. This promises to be a growing market in the future.







KEY OBJECTIVES

Belle Transformations recognizes that maintaining a sterling, well-regarded brand is essential for propagating a strong standing in the Medical Spa Industry. To raise brand awareness among its intended audiences, the Company will emphasize the logo and company colors on all marketing materials. The Company's branding, values, and mission will aid in fueling word-of-mouth buzz and building a loyal customer following.

By upholding a positive image in addition to providing its top-quality Beauty & Aesthetic Services, Belle will increase its market share, stand out among its competitors, and become a dominant player in the market. The Company will also fervently track any direct or indirect competition in the marketplace to ensure it stays on top of cutting-edge industry trends and opportunities. Moving forward, Belle will strive to meet the following objectives as it accomplishes specific keys to success:

PRIMARY OBJECTIVES

- Work closely with recognized Spa and Med Spa Consultant, Dori Soukup, CEO and founder of InSPAration Management, to assist with the implementation of the business model.

- Deliver a top-notch guest experience by a team of experts who are warm and professional and will exceed guests' expectations.

- Offer only the highest quality *retail products*; maintain high-quality business-to-business relations with all vendors.

- Include a *membership model* that represents a recurring revenue model, which helps reduce marketing costs and increase retention.

- Offer a best-in-class *loyalty program* to include gifts and special events. It is designed to increase retention and reduce marketing costs.

- Offer an attractive *referral program* that will be incentivized by gifts from the loyalty program.

- Remain *flexible* in considering new product offerings – especially as the latest technologies and trends evolve.

- Implement a system of *continuous improvement*, where customer feedback is constantly monitored and adjustments are constantly made to the business model to better the business.

- Continue to offer a wide array of services, since some of the most profitable offerings can come from *niche offerings*.



- **Gift Cards/Certificates**: You want people to use their gift cards; make sure there are incentives to make that happen. You need people to come in if you want them to come back.

- **Up-Sell and Link-Sell to Create an Experience**: People should have an experience and not just a treatment. The spa managing team should think about what you can do to create a memory and a "wow."

- **Online Booking**: Any new spa establishment must have this option. This allows the customers to request an appointment for services from the organization, using the convenience of the Internet, any time day or night.

- **Do not over-invest in equipment and build-out**[3]: Research has shown that you are almost always better off buying used equipment and paying out of pocket for maintenance and repairs versus buying new and having it covered under warranty. The key to this issue is to identify the companies that repair the used equipment you are considering to purchase. Ask them to quote you prices on repairs and warranties if you have them. Also, make sure that parts are readily available for this equipment and that the equipment manufacturer does not hold a monopoly on spare parts.

- **Having a loyal customer base**: A satisfied client base will encourage repeat customers, which will help minimize revenue fluctuations. The implementation of a subscription-based model can help with this initiative significantly.

- **Business expertise of operators**: It is critical to have experience and skills in managing and operating all aspects of a small business to achieve financial success.

- **Ability to provide a range of services for different customer markets**: Operators that develop a range of basic and specialty services and expertise reduce the effects of local price-based competition.

- **Find qualified talent**: The lack of qualified talent is far and away from the single most important issue in the industry. Particular shortages are reported of massage therapists, but there have also been notable spikes in shortages of nail technicians and people with management skills. Smaller spas, rural operators and those with seasonal demand find recruitment especially challenging. The ability to overcome this hurdle is crucial for SeattleMed.

- **Proximity to key markets**: It is important for industry establishments to be conveniently located near key customer markets. This also includes verifying robust traffic patterns at and near the facility.

---

[3] medicalspabusiness.org/tag/medical-spa-equipment/



COMPETITIVE ANALYSIS

A comprehensive search of Belle Transformations' most direct competitors was undertaken to evaluate 1.) Belle's position in the market in terms of offerings; 2.) competitor price levels and/or market penetration; and 3.) the industry's overall competitiveness. The map and table below provide the detailed results of this search.

Belle Competitors

- Reflections Medical Spa
- The Clinic for Plastic Surgery...
- Coastal Aesthetics Associates
- Skinny Sculpt Med spa
- Renew You
- Skin Solutions Day Spa & Sal...
- Acqua Medspa
- Sola Salon Studios
- Institute-Anti Aging Medicine
- Revitalase Med Spa
- Cosa Bella Med Spa
- BM Skincare
- Laser Booking Med Spa
- Dr. Clayton L. Moliver
- Prime Laser Center Clear Lak...
- Botox Anonymous
- Amerejuve Medspa Friendsw...
- Icon Wellness Center and Me...
- Cosmetic Facial Aesthetics
- Fresh Start Body Sculpting
- Ideal Image Webster
- Bay Area Aesthetics
- Affordable Laser & MedSpa
- My Rejuvenation Med Spa
- Modern Skin Aesthetics & W...

- Renew Professional Facial Cl...
- Oasis Salon & Medi Spa
- Merle Norman Cosmetic Stu...
- Clariday Aesthetics
- Clariday Aesthetics
- Flawless Skin Lounge
- Fab Med Spa
- RevIVe Med Spa and Wellness
- Amici Aesthetics Med Spa
- Body Works Wellness Spa - S...
- BoBeauty
- D'Lana M. Hitt Aesthetics & ...
- The Art of Aesthetics
- Xanthia
- Bee On The Run Health & Me...
- Beautiful Laser Center
- Cuts Ltd Beauty Salon
- FACES, ETC. Day Spa, Salon ...
- Zander Lily Botox & Juveder...
- Faces Etc
- J-Spa Day Spa & Salon
- Bobeauty LLC
- Clearstone Laser Hair Remo...



Name	Link	Address
Reflections Medical Spa	reflections-medspa.com	10950 Resource Pkwy, Houston, TX 77089
The Clinic for Plastic Surgery - The Phoenician Medical Spa	drsukkar.com/non-surgical	1616 Clear Lake City Blvd Suite 101, Houston, TX 77062
Coastal Aesthetics Associates	NA	11914 Astoria Blvd, Houston, TX 77058
Skinny Sculpt Med spa	skinnysculptmedspa.com	1051 Pineloch Dr #125, Houston, TX 77062
Renew You	renew-you-center.com	16815 Royal Crest Dr #120, Houston, TX 77058
Skin Solutions Day Spa & Salon	skinsolutionstx.com	17300 Saturn Ln #112, Houston, TX 77058
Acqua Medspa	acquamedspa.com	18201 Gulf Fwy, Webster, TX 77598
Sola Salon Studios	solasalonstudios.com/locations/clear-lake	16921 El Camino Real, Houston, TX 77058
Institute-Anti Aging Medicine	NA	940 Gemini Ave, Houston, TX 77058
Revitalase Med Spa	revitalase.com	17300 El Camino Real Suite 105A, Houston, TX 77058
Cosa Bella Med Spa	drlomonaco.com	17226 Mercury Dr Ste. 200, Houston, TX 77058
BM Skincare	bmskincare.com	17226 Mercury Dr suite 200, Houston, TX 77058
Laser Booking Med Spa	laserbooking.com	125 Bay Area Blvd, Webster, TX 77598
Dr. Clayton L. Moliver	myhprs.com	575 E Medical Center Blvd, Webster, TX 77598
Prime Laser Center Clear Lake/Webster	primelasercenter.com	1560 Live Oak St, Webster, TX 77598
Botox Anonymous	NA	1416 E Broadway St, Pearland, TX 77581
Amerejuve Medspa Friendswood, TX - Laser Hair Removal, CoolSculpting & Dermal Fillers	amerejuve.com	700 Baybrook Mall #C117, Friendswood, TX 77546
Icon Wellness Center and Medical Spa	iconwellnesscenter.com	250 Blossom St # 100, Webster, TX 77598
Cosmetic Facial Aesthetics	cosmeticfacialaesthetics.com	201 Blossom St Suite D, Webster, TX 77598
Fresh Start Body Sculpting	NA	19056 Gulf Fwy Suite #2, Friendswood, TX 77546
Ideal Image Webster	idealimage.com/houston/webster-tx.php	19335 Gulf Fwy #8, Webster, TX 77598
Bay Area Aesthetics	bayareaaesthetics.net	711 Bay Area Blvd Suite 275, Webster, TX 77598
Affordable Laser & MedSpa	affordablelasermedspa.com	17310 TX-3 Suite A, Webster, TX 77598
My Rejuvenation Med Spa	myrejuvenationmedspa.com	450 W. Medical Center Blvd #206, Webster, TX 77598
Modern Skin Aesthetics & Wellness	modernskinhtx.com	1011 Bay Area Blvd Spa 5 & 6, Webster, TX 77598
Renew Professional Facial Clinic	renewpfc.com	350 N Texas Ave suite c room 3, Webster, TX 77598
Oasis Salon & Medi Spa	oasisclearlake.com	1015 W. Medical Center Blvd Suite 1100, Webster, TX 77598
Merle Norman Cosmetic Studio	merlenorman.com	112 S Friendswood Dr, Friendswood, TX 77546
Clariday Aesthetics	claridayaesthetics.com	1020 W NASA Pkwy, Webster, TX 77598
Clariday Aesthetics	drclariday.com	1020 NASA Road 1, Webster, TX 77598
Flawless Skin Lounge	flawlessskinlounge.com	607 S Friendswood Dr suite 19, Friendswood, TX 77546
Fab Med Spa	fabmedspa.com	907 S Friendswood Dr #101, Friendswood, TX 77546
RevIVe Med Spa and Wellness	revivemedspawellness.com	1106 S Friendswood Dr. Suite B1, Friendswood, TX 77546
Amici Aesthetics Med Spa	amicilaser.com	355 E Parkwood Dr suite b, Friendswood, TX 77546
Body Works Wellness Spa - Skincare MD	NA	353 E Parkwood Dr, Friendswood, TX 77546
BoBeauty	mybobeauty.com	A, 1414 S Friendswood Dr #126, Friendswood, TX 77546
D'Lana M. Hitt Aesthetics & Wellness	dlanamhittaestheticsandwellness.com	308 W Parkwood Ave Suite 106, Friendswood, TX 77546
The Art of Aesthetics	texasartofaesthetics.com	400 W Parkwood Ave #104, Friendswood, TX 77546
Xanthia	xanthialaser.com	Sunset Dr, Friendswood, TX 77546
Bee On The Run Health & Med Spa	beeontherun.net	400 W Parkwood Ave Ste 104, Room 34, Friendswood, TX 77546
Beautiful Laser Center	beautifullaser.com	121 W Parkwood Ave, Friendswood, TX 77546
Cuts Ltd Beauty Salon	cutsltdbeautysalon.com	3736, 207 W Main St, League City, TX 77573
FACES, ETC. Day Spa, Salon & Slimming Spa	dayspabeautysalon.com	906 W Main St, League City, TX 77573
Zander Lily Botox & Juvederm c/o FACES, Etc.	NA	906 W Main St, League City, TX 77573
Faces Etc	dayspabeautysalon.com	906 W Main St, League City, TX 77573
J-Spa Day Spa & Salon	jspaleaguecity.com	825 W Main St, League City, TX 77573
Bobeauty LLC	mybobeauty.com	1414 S Friendswood Dr, Friendswood, TX 77546
Clearstone Laser Hair Removal	clearstonespa.com	2810 Gulf Fwy S Ste D, League City, TX 77573



COMPETITIVE ADVANTAGES

The following is a listing of the primary competitive advantages of Belle Transformations upon entering the market.

Location Optimization: Besides promoting only the highest-quality and results-driven services, Belle is positioning itself within the Southeastern Houston suburbs in an optimized fashion. Using a comprehensive, data-driven approach, founder Dr. McCray-Garrison has utilized all the latest digital resources and professional tools to make sure that the facility's final address is perfectly located in both geographic and demographic terms. This includes a comprehensive competitor search, demographic overview and a multi-location lease comparison study[4].

Atmosphere, Ambiance: A significant portion of the start-up budget is slated for the creation of a top-notch interior design buildout. It is important to position these concepts in an inviting setting to encourage people to overcome any misconceptions that could be a barrier for some clients. A tranquil, intriguing and welcoming environment creates an incentive to go there. Part of Belle's interior design intent will be to create a sense of a home-away-from-home.

Market Timing, Technology: The ever-evolving state of technology affords Belle the opportunity to integrate aspects of both digital and medical technology that exist nowhere else in the Houston area. For instance, the latest medical equipment will give them an edge over competitors with older technology. Also, the Company plans to have visual and audio experiential features of the interior that are directed towards the clients' senses and subconscious. Also, the wireless capability will be a benefit to **both** the spa clients and the facility's operational efficiency.

BARRIERS TO ENTRY, MEDICAL SPA [5] [6]

➔ BARRIERS TO ENTRY IN THIS IN THIS INDUSTRY ARE **LOW** AND ARE **STEADY**

The Medical Spa industry has, generally, low barriers to entry. The industry is in the mature stage of its industry life cycle, and companies are relatively free to enter with the rising demand. Competition within the industry is high and increasing, however, which does present a slight barrier for potential entrants. Startup costs are moderate, as new entrants need only rent a space but equipment has become more costly in recent years.

Barriers to Entry checklist	
Competition	High
Concentration	Low
Life Cycle Stage	Mature
Capital Intensity	Low
Technology Change	Low
Regulation & Policy	Medium
Industry Assistance	None

SOURCE: WWW.IBISWORLD.COM

The industry is fragmented; that is, it's an industry in which many different companies are competing. It is a niche marketplace primarily made up of numerous small players. The industry's fragmented nature means there are fewer barriers to entry in the market and plenty of opportunities for major players to emerge through acquisition – market conditions that can fuel consolidation.

One aspect of the industry that boosts barriers to entry is the requirement for licensed physicians to be a part of the operations (either directly or in a supervisory role)[7]. This prevents even "licensed aestheticians" from owning medical spas.

---

[4] These analyses were carried out by CARR commercial real estate experts (carr.us)
[5] IBISWorld Industry Report OD4186, December 2017 | Jonathan DeCarlo, "Health & Wellness Spas in the US"
[6] americanspa.com/business/heres-why-spa-technology-industry-ripe-consolidation
[7] This is a general statement since regulations vary per state; however, as a rule of thumb, only licensed medical professionals can own medical spas



SWOT ANALYSIS

The following is a listing of the key strengths and weaknesses of Belle Transformations, as well as the opportunities and threats that exist within the marketplace.

Strengths	Weaknesses
- Location - Extremely Strong, Experienced Management/Founder - Latest technology	- Must build brand equity/credibility in the market - Requires funding to move forward
Opportunities	**Threats**
- Newer technology to improve product quality and new service opportunities. - Expansion into northern Houston suburbs and other Texas metropolitan areas	- Low-to-Moderate Barriers to Entry. - Legislative threats that could hurt. - National or Global economic downturns

MARKETING CAMPAIGN

Direct marketing for Belle will consist of relationship-based, personal sales calls to individuals and organizations that are connected to the Company's target market demographic profile. For instance, local businesses, religious institutions, and community groups will be presented with group discount opportunities to help grow the initial customer base of Belle.

Also, direct contact with key industry-based resources online is being established. For instance, industry *Magazines*, *Blogs*, and *Trade Organizations* are being contacted for marketing and awareness-building opportunities and *Partnerships (including Cross-promotions)*. Also, *Digital Exposés* (web feature articles or video interviews) are being evaluated throughout the industry. Websites included in the above initiatives are as follows:



Medical Spa Marketing Methods Used

Company Website	87%
Free Social Media	84%
Email Newsletters	69%
Loyalty Programs	55%
Paid Social Media	48%
Referrals	47%
Local Print Ads	43%
VIP Programs	39%
Lead Tracking	37%
Online Videos	35%
Banner/PPC Ads	32%
Outside Company	25%
Radio	16%
Television	11%

2017 AmSpa Medical Spa State of the Industry Report



Local:

- **CultureMap Houston** | houston.culturemap.com
- **It's Not Hou It's Me** | Houston Lifestyle, Food and Culture Blog | itsnothouitsme.com
- **Visit Houston** | Houston Hotels, Events & Things to Do | visithoustontexas.com/blog
- **Houstonia** | Houston Lifestyle Magazine | houstoniamag.com
- **BethieLife** | Fashion and Lifestyle Blogger | bethielife.com
- **Moddie Blog** | Houston Lifestyle Blog | moddieblog.com
- **Champagneista** | Houston Fashion & Lifestyle Blog | champagneistablog.com

- **Elle Talk** | Houston Lifestyle & Food Blogger | elletalk.com
- **Lynne Gabriel** | Houston Life & Style Blog | lynnegabriel.com
- **Roselyn Weaver** | Houston Fashion & Lifestyle Blogger | roselynweaver.com
- **It's Pam Del** | Houston Lifestyle & Fashion Blogger | itspamdel.com
- **Uptown with Elly Brown** | A Houston lifestyle blog | uptownwithellybrown.com
- **Adored By Alex** | Houston Fashion & Lifestyle Blog | adoredbyalex.com
- **Honey We're Home** | Houston Lifestyle Blog | honeywerehome.com

- **LIFE TO LAUREN** | A Lifestyle Blog | lifetolauren.com
- **Fancy Ashley** | Houston Lifestyle Blogger | fancyashley.com
- **It's All Chic to Me** | Fashion and Lifestyle Blog | itsallchictome.com
- **Grace Ford** | A Lifestyle Blog | graceandford.com
- **Luna & Isabella** | Balancing life with beauty and style | lunaisabella.com
- **Yo Mariana** | Houston Lifestyle Bilingual Blog | yomariana.com
- **Madison Payne** | A Houston Food, Travel & Lifestyle Blog | madisonrpayne.com

National:

- **American Spa** | americanspa.com/
- **Brightside Global Trade Journal** | brightsideglobaltrade.com/
- **Dermascope Magazine** | dermascope.com/
- **Day Spa** | dayspamagazine.com
- **Estetica Latina** | esteticalatina.com/
- **Global Advances in Health & Medicine** | gahmj.com/
- **Ageless Beauty** | agelessbeautyblog.blogspot.com
- **Carolyn Ash** | carolynash.com

- **Intelligent Spas** | intelligentspas.com/
- **Les Nouvelles Esthetiques & Spa** | lneonline.com
- **Massage & Bodywork** | massageandbodyworkdigital.com
- **Massage Magazine** | massagemag.com/
- **MedEsthetics Day Spa** | medestheticsmagazine.com
- **Medical Tourism Magazine** | medicaltourismmag.com/
- **Beauty Wire** | beautywiremagazine.com
- **Modern Aesthetics** | modernaesthetics.com

- **MPA Media** | mpamedia.com/
- **Pulse** | experienceispa.com/media/pulse-magazine/
- **Spa Opportunities** | spaopportunities.com
- **Wellness Travel Journal** | wellnesstraveljournal.com
- **Wellness World** | wellnessworldbusiness.com
- **Worldwide Spa Review Magazine** | spareviewmag.com
- **Dermascope** | dermascope.com

Indirect marketing: These are strategies with broader message deployment opportunities to cast a wider net towards the target market audience.

Innovative: There are a number of innovative strategies that are unique to the Belle Transformations business model that can be utilized to bring significant momentum toward new business:

- ***Influencer Endorsements***: High-Social-Profile figures that are considered connected with the Company's target audience will be pursued who can aid in brand marketing. For instance, although not necessarily "famous," there are many people who carry a lot of influential power on social media platforms (i.e., have a lot of "followers") who can be cost-effective resources to hire as a brand promoter.
- ***Referral Program***: This will allow existing users to be incentivized to reach out to other people in their social circles – a very good way to target people with similar demographic characteristics.

Digital, High-ROI: Belle Transformations will deploy a substantial degree of marketing resources using typical high-ROI digital advertising techniques. These include the following well-known strategies:

- The Website/Platform will be optimized thoroughly with SEO (Search Engine Optimization) Friendliness.
- Big Data marketing techniques are driven by data collected from the website/blog visitors.



- Accounts on all typical Social Media high-profile sites (Facebook, Twitter, Instagram, Pinterest, etc.) will be not only maintained but also have periodic updates with interesting and pertinent industry-focused content.
- Digital Marketing Media Buys for the targeted demographic banner or video advertisements; also includes geographically-targeted campaigns.

Inbound Marketing[8]: There are many "free" channels to attract traffic and views for Website/Platform product offerings. These include the following techniques:

- Expert Blogging
- Online Video Creation
- Forum participation
- Document Sharing (Dropbox)
- Webinars
- Infographics
- Tradition news outlet contacts
- Q&A Sites



INBOUND MARKETING!
(AKA all the "free" traffic sources)
BELLE
transformations
News/Media/PR
SEO
Email
Blogs + Blogging
Research/White Papers
Comment Marketing
Infographics
Social Networks
Online Video
Webinars
Forums
Document Sharing
Social Bookmarking
Word of Mouth
Direct/Referring Links
Podcasting
Type-In Traffic
Q+A Sites

Coordinated Content Strategy: A strategy is being mapped out for Belle Transformations-affiliated blogs, online PR, and similar content that will include news about the company, and – more importantly – educational and interesting information within the various Medical Spa fields. A consistent stream of relevant information will catch the attention of the search engines as well as those who may be searching for information about any kind of Beauty & Aesthetic Services subject.

Email: The Company will use email marketing to engage customers, increase sales and promote online service. Properly executed with the right strategies, email marketing will be a cost-effective method to retain and enroll new customers. The email marketing will be driven by the data-oriented approach mentioned above.

[8] (http://www.apptamin.com/blog/app-marketing-strategy/)



MILESTONES

The tentative milestones are shown below. Based on a number of future factors, the Management Team may add new milestones to this schedule as needed. Dates are subject to change based on the final timing of the funding agreement and settlement date.

Task	Start Date	End Date	Duration [days]
Secure Funding	4/8/2020	4/18/2020	10
Secure Location	4/18/2020	5/3/2020	15
Build-Out	5/3/2020	8/1/2020	90
Equip, Supplies, Furnishings	6/2/2020	8/1/2020	60
Staffing	5/18/2020	8/1/2020	75
Production Launch	8/1/2020	8/6/2020	5





MANAGEMENT

Rispba McCray-Garrison, Founder & Medical Director: Rispba finds herself in a position in her career that seems ideal for bringing the Belle Transformations vision to fruition. In addition to an unrelenting drive for personal success, she has an extremely strong, people-focused and leadership-driven background. She is presently a talented Primary Care Physician working in Houston, TX. She earned her doctoral degree from the University of Texas Medical Branch School of Medicine. She also carried out an internship in internal medicine at the University of Texas Medical Branch in Galveston, TX.

For several years, Dr. McCray-Garrison served her country as a Family Practice General Medical Officer (General Practitioner) with the U.S. Air Force 6th Medical Group and 59th Medical Wing. She offers general family health care, such as treatments for illnesses, minor surgeries, and vaccinations. She provides acute, chronic, and preventative care. In addition, Dr. McCray-Garrison has studied Psychiatry, and she was involved with the Tobacco Cessation Program and the Diabetes Education Program while serving in the United States Air Force. She was a member of the United States Air Force Health Professions Scholars Program and the United Methodist Academic Scholarship for Higher Education.

BOARD MEMBERS AND ADVISORS

Besides the Company's devoted and experienced management team, the Belle Transformations team will consult with a board of directors or advisors to aid in the process of goal setting, accomplishing objectives and overall business development in their pursuit of success.

ORGANIZATIONAL CHART





FINANCIAL ASSUMPTIONS AND KEY PROJECT VARIABLES

The key financial model input value assumptions are provided in the table below.

Variables	Value	Units	Notes
Bank	676,000	$	---
Founder	50,000	$	---
Legal, Professional Fees	3,500	$	---
Software Services, Web Devel.	4,000	$	---
Hardware, Computers, Networking	5,000	$	---
Equipment, Lasers, Furniture	226,900	$	---
Space Build-Out	252,000	$	---
Lease Deposit	4,600	$	---
Initial Marketing/Digital Services/Grand Opening	10,000	$	---
Inventory	20,000	$	---
Working Capital	200,000	$	---
Debt Interest Rate	6.0%	---	Annual
Debt Maturity	10	Years	---
Debt Maturity, Mos.	120	months	---
Debt Month, 1st Interest Pmt	1	---	---
Facility Size	2,100	sf	---
Facility, Average % of Space Allocated for Reception/Waiting/Other	50.0%	---	---
Facility, Average Square Footage of Medical Spa Treatment Room	250	sf	---
Facility, Number of Rooms	4	---	Resultant
Facility, Total Hours Open per Week	55	---	---
Facility, Total Monthly Hours	238	---	---
Facility, Build-Out cost per Square Foot	120	$/sf	---
Facility, Capacity Profile, Growth Param A	1,000	---	Growth Curve Shape Parameter
Facility, Capacity Profile, Growth Param B	(0.12)	---	Growth Curve Shape Parameter
Facility, Capacity Profile, Growth Param C	6	---	Growth Curve Shape Parameter
Facility, Capacity Profile, Growth Param D	50.0%	---	Stabilized Value (long term)
Revenue, Treatment Name 3	Injectables, Weight Loss		
Revenue, Revenue-per-Visit, Injectables, Neurotoxins	585	---	---
Revenue, Revenue-per-Visit, Injectables, Fillers	650	---	---
Revenue, Revenue-per-Visit, Injectables, Weight Loss	75	---	---
Revenue, Revenue-per-Visit, Platelet Rich Plasma (PRP)	950	---	---
Revenue, Revenue-per-Visit, BHRT	1,500	---	---
Revenue, Revenue-per-Visit, Sclerotherapy (Veins)	275	---	---
Revenue, Revenue-per-Visit, Chemical Peels	200	---	---
Revenue, Revenue-per-Visit, Lipodissolve	300	---	---
Revenue, Revenue-per-Visit, PDO Thread Lift	1,200	---	---
Revenue, Revenue-per-Visit, Laser, Hair Removal	250	---	---
Revenue, Revenue-per-Visit, Laser, Skin Treatments	400	---	---
COGS%, Injectables, Neurotoxins	44.4%	---	---
COGS%, Injectables, Fillers	49.2%	---	---
COGS%, Injectables, Weight Loss	26.7%	---	---
COGS%, Platelet Rich Plasma (PRP)	21.1%	---	---
COGS%, BHRT	20.0%	---	---
COGS%, Sclerotherapy (Veins)	36.4%	---	---
COGS%, Chemical Peels	20.0%	---	---
COGS%, Lipodissolve	50.0%	---	---
COGS%, PDO Thread Lift	25.0%	---	---
COGS%, Laser, Hair Removal	10.0%	---	---
COGS%, Laser, Skin Treatments	10.0%	---	---
Revenue, Revenue, %, Retail	10.0%	---	---
Monthly Membership, ARPU	199	$	per month
COGS, Retail	50.0%	---	---
COGS, Trans., Credit, misc.	3.0%	---	---
Base Lease Rate	26.00	$/sf/yr	---
NNN/CAM Charges	7.00	$/sf/yr	---
Revenue Inflation Rate	2.5%	---	---
Expense Inflation Rate	2.5%	---	---
COGS, Credit/Trans, %	3.0%	---	---
Tax Rate, Income	20.0%	---	Annual
Growth Rate, Salary	1.5%	---	Annual
Benefits & Taxes (% of Base)	20.0%	---	Annual
Revenue Inflation Rate	2.5%	---	Annual
Expense Inflation Rate	2.5%	---	Annual
Depreciation	10	Years	---
Horizon	5	Years	---



The personnel forecast below shows the staffing needs assumptions throughout the entire length of the forecast horizon. Other personnel will be considered as market or development needs arise.

Personnel [monetary val's $]	Year 0	Year 1	Year 2	Year 3	Year 4	Year 5
Personnel, Positions						
Medical Director	0.0	1.0	1.0	1.0	1.0	1.0
RN	0.0	1.0	2.0	2.0	2.0	2.0
Aestheticians	0.0	1.0	1.0	2.0	2.0	2.0
Office Manager	0.0	0.0	1.0	1.0	1.0	1.0
Receptionist	0.0	1.0	1.0	2.0	2.0	2.0
Total	**0.0**	**4.0**	**6.0**	**8.0**	**8.0**	**8.0**
Personnel, Salaries						
Medical Director	0	75,000	76,125	77,267	78,426	79,602
RN	0	53,000	53,795	54,602	55,421	56,252
Aestheticians	0	41,000	41,615	42,239	42,873	43,516
Office Manager	0	62,000	62,930	63,874	64,832	65,805
Receptionist	0	25,000	25,375	25,756	26,142	26,534
Personnel, Total Cost (with Bn'fts,Tax)						
Medical Director	0	90,000	91,350	92,720	94,111	95,523
RN	0	63,600	129,108	131,045	133,010	135,005
Aestheticians	0	49,200	49,938	101,374	102,895	104,438
Office Manager	0	0	75,516	76,649	77,798	78,965
Receptionist	0	30,000	30,450	61,814	62,741	63,682
Total	**0**	**232,800**	**376,362**	**463,601**	**470,555**	**477,614**



PROJECTED INCOME STATEMENT

Belle Transformations intends to deploy its funding to maximize growth and profitability. In the Income Statement table below, gross margin equals sales minus direct costs. The "bottom line" or profit (as measured before and after interest, taxes, depreciation and amortization) equals gross margin minus operating expenses.

Income Stmt [monetary val's $]	Year 1	Year 2	Year 3	Year 4	Year 5
Membership					
Number of Members	64	141	156	159	161
Avg Treatments per Month					
Avg Treatments/Mo., Injectables, Neurotoxins	21	37	39	39	39
Avg Treatments/Mo., Injectables, Fillers	21	37	39	39	39
Avg Treatments/Mo., Injectables, Weight Loss	21	37	39	39	39
Avg Treatments/Mo., Platelet Rich Plasma (PRP)	8	14	15	15	15
Avg Treatments/Mo., BHRT	6	10	11	11	11
Avg Treatments/Mo., Sclerotherapy (Veins)	6	10	11	11	11
Avg Treatments/Mo., Chemical Peels	14	24	26	26	26
Avg Treatments/Mo., Lipodissolve	8	14	15	15	15
Avg Treatments/Mo., PDO Thread Lift	9	16	17	17	17
Avg Treatments/Mo., Laser, Hair Removal	9	16	17	17	17
Avg Treatments/Mo., Laser, Skin Treatments	6	10	11	11	11
Facility Metrics					
Revenue per SqFt (Annualized) ($)	449	890	1,004	1,034	1,060
Revenue					
Injectables, Neurotoxins	145,945	265,822	291,123	298,485	306,033
Injectables, Fillers	162,161	295,357	323,470	331,650	340,037
Injectables, Weight Loss	18,711	34,080	37,323	38,267	39,235
Platelet Rich Plasma (PRP)	92,480	169,523	181,832	186,430	191,145
BHRT	104,948	189,877	210,542	215,867	221,326
Sclerotherapy (Veins)	19,241	34,811	38,599	39,576	40,576
Chemical Peels	33,263	60,795	66,353	68,031	69,751
Lipodissolve	29,204	53,533	57,421	58,873	60,362
PDO Thread Lift	136,287	244,003	260,307	266,890	273,639
Laser, Hair Removal	28,393	50,834	54,231	55,602	57,008
Laser, Skin Treatments	27,986	50,634	56,145	57,564	59,020
Retail	80,990	150,364	167,735	176,326	185,357
Monthly Membership	62,486	269,844	362,777	377,105	381,483
Revenue Total	**879,609**	**1,599,632**	**1,745,081**	**1,793,560**	**1,843,488**
COGS					
Injectables, Neurotoxins	71,598	130,866	143,322	146,946	150,662
Injectables, Fillers	35,788	62,180	68,099	69,821	71,587
Injectables, Weight Loss	4,990	9,088	9,953	10,205	10,463
Platelet Rich Plasma (PRP)	18,536	33,905	36,366	37,286	38,229
BHRT	37,427	69,046	76,561	78,497	80,482
Sclerotherapy (Veins)	3,983	6,962	7,720	7,915	8,115
Chemical Peels	16,272	30,398	33,176	34,015	34,876
Lipodissolve	7,601	13,383	14,355	14,718	15,090
PDO Thread Lift	14,349	24,400	26,031	26,689	27,364
Laser, Hair Removal	2,839	5,083	5,423	5,560	5,701
Laser, Skin Treatments	3,334	6,076	6,737	6,908	7,082
Retail	13,993	25,317	28,072	28,782	29,510
Membership Discounts	8,850	39,225	54,213	57,690	59,895
Trans/Credit, Other	26,388	47,989	52,352	53,807	55,305
COGS Total	**265,947**	**503,919**	**562,381**	**578,840**	**594,361**
Expenses					
Personnel Base, Benefits, Taxes	232,800	376,362	463,601	470,555	477,614
Lease/Occupancy	54,600	54,600	54,600	54,600	54,600
Utilities/CAM/NNN	14,700	14,700	14,700	14,700	14,700
Supplies	61,573	111,974	122,156	125,549	129,044
Maint/Clean	8,796	15,996	17,451	17,936	18,435
Mktg/Adv	39,582	71,983	78,529	80,710	82,957
Prof. Services	17,592	31,993	34,902	35,871	36,870
Insurance	6,109	7,998	8,725	8,968	9,217
CapEx/Replacement	17,592	31,993	34,902	35,871	36,870
Expenses Total	**453,345**	**717,599**	**829,565**	**844,760**	**860,307**
Income Operating	**160,317**	**378,114**	**353,135**	**369,960**	**388,821**
Interest	36,028	36,306	32,991	29,471	25,734
Depreciation	48,390	48,390	48,390	48,390	48,390
Income Taxable	75,899	293,418	271,754	292,099	314,697
Adj. for Carryforward	75,899	293,418	271,754	292,099	314,697
Tax Charge	15,180	58,684	54,351	58,420	62,939
Net Income	**60,719**	**234,734**	**217,403**	**233,679**	**251,757**



Total Revenue by Year [$ USD]

Legend:
- Injectables, Neurotoxins
- Injectables, Fillers
- Injectables, Weight Loss
- Platelet Rich Plasma (PRP)
- BHRT
- Sclerotherapy (Veins)
- Chemical Peels
- Lipodissolve
- PDO Thread Lift
- Laser, Hair Removal
- Laser, Skin Treatments
- Retail
- Monthly Membership

Annual Income [$ USD]

Legend:
- Income Operating
- Net Income



PROJECTED CASH FLOW

The following depictions of Belle Transformations projected cash flow show that the Company expects to maintain sufficient cash balances over the five years of this plan. The "Projected cash flow" table differs from the "pro forma income statement" table. Projected cash flow is intended to represent the actual flow of cash in and out of Belle Transformations. In comparison, the revenue and expense projections on the income statement include "non-cash" items and exclude funding and investment illustrations.

Cash Flow Stmt [$]	Year 0	Year 1	Year 2	Year 3	Year 4	Year 5
Cash Flows Operating						
Net Income	(22,100)	60,719	234,734	217,403	233,679	251,757
Adjustments To Reconcile						
Depreciation	0	48,390	48,390	48,390	48,390	48,390
Financing Interest Total	0	36,028	36,306	32,991	29,471	25,734
Accrual Adj, Accts. Rec.	0	0	0	0	0	0
Tax Charge	0	15,180	58,684	54,351	58,420	62,939
Cash Flows Operating Total	**(22,100)**	**160,317**	**378,114**	**353,135**	**369,960**	**388,821**
Cash Flows Investing						
Capital Spending	483,900	0	0	0	0	0
Land or Non-Depr.	0	0	0	0	0	0
Cash Flows Investing Total	**483,900**	**0**	**0**	**0**	**0**	**0**
Cash Flows Financing						
Equity Capital In Out	50,000	0	0	0	0	0
Debt Capital In Out	676,000	(46,526)	(53,754)	(57,069)	(60,589)	(64,326)
Cash Flows Financing Total	**726,000**	**(46,526)**	**(53,754)**	**(57,069)**	**(60,589)**	**(64,326)**
Cash Flows Other						
Financing Interest Total	0	36,028	36,306	32,991	29,471	25,734
Change in Inventory	20,000	23,709	10,297	2,139	1,298	1,300
Tax Charge	0	15,180	58,684	54,351	58,420	62,939
Cash Flows Other Total	**20,000**	**74,918**	**105,287**	**89,480**	**89,188**	**89,974**
Increase (Decrease) In Cash	200,000	38,873	219,074	206,586	220,182	234,521
Cash, Beginning of Period	0	200,000	238,873	457,947	664,533	884,715
Cash, End of Period	200,000	238,873	457,947	664,533	884,715	1,119,237



Annual Cash Positions [$ USD]
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
Year 0
Year 1
Year 2
Year 3
Year 4
Year 5
Increase (Decrease) In Cash
Cash, End of Period



PROJECTED BALANCE SHEET

The projected balance sheet displays the Belle Transformations cash, asset, liability and equity balances at incremental periods throughout the forecast horizon.

Balance Sheet [$]	Year 0	Year 1	Year 2	Year 3	Year 4	Year 5
Current Assets						
Cash	200,000	238,873	457,947	664,533	884,715	1,119,237
Accounts Receivable	0	0	0	0	0	0
Inventory	20,000	43,709	54,006	56,145	57,442	58,743
Current Assets Total	**220,000**	**282,583**	**511,953**	**720,678**	**942,158**	**1,177,979**
Long Term Assets						
Capitalized Asset Balance	483,900	483,900	483,900	483,900	483,900	483,900
Accumulated Depreciation	0	48,390	96,780	145,170	193,560	241,950
Net Asset Balance	483,900	435,510	387,120	338,730	290,340	241,950
Land or Non-Depr.	0	0	0	0	0	0
Long Term Assets Total	**483,900**	**435,510**	**387,120**	**338,730**	**290,340**	**241,950**
Total Assets	**703,900**	**718,093**	**899,073**	**1,059,408**	**1,232,498**	**1,419,929**
Current Liabilities						
Payables, Unearned/Defrd Rev.	0	0	0	0	0	0
Current Liabilities Total	**0**	**0**	**0**	**0**	**0**	**0**
Long Term Liabilities						
Debt	676,000	629,474	575,720	518,651	458,062	393,736
Other	0	0	0	0	0	0
Long Term Liabilities Total	**676,000**	**629,474**	**575,720**	**518,651**	**458,062**	**393,736**
Total Liabilities	**676,000**	**629,474**	**575,720**	**518,651**	**458,062**	**393,736**
Owner Equity						
Total Owner Equity	27,900	88,619	323,354	540,757	774,436	1,026,193
Total Liabilities And Owner Equity	**703,900**	**718,093**	**899,073**	**1,059,408**	**1,232,498**	**1,419,929**



PROJECTED 12-MONTH INCOME STATEMENT

The following table displays the monthly-level forecasts for the first year of operation for Belle Transformations.

Month	0	1	2	3	4	5	6	7	8	9	10	11	12	13
Membership														
Number of Members	0	4	5	8	10	14	18	24	30	37	46	54	64	73
Avg Treatments per Month														
Avg Treatments/Mo., Injectables, Neurotoxins	0	9	11	13	15	17	19	22	24	26	28	30	32	33
Avg Treatments/Mo., Injectables, Fillers	0	9	11	13	15	17	19	22	24	26	28	30	32	33
Avg Treatments/Mo., Injectables, Weight Loss	0	9	11	13	15	17	19	22	24	26	28	30	32	33
Avg Treatments/Mo., Platelet Rich Plasma (PRP)	0	4	4	5	6	7	8	8	9	10	11	12	12	13
Avg Treatments/Mo., BHRT	0	3	3	4	4	5	5	6	7	7	8	8	9	9
Avg Treatments/Mo., Sclerotherapy (Veins)	0	3	3	4	4	5	5	6	7	7	8	8	9	9
Avg Treatments/Mo., Chemical Peels	0	6	7	9	10	11	13	15	16	17	19	20	21	22
Avg Treatments/Mo., Lipodissolve	0	4	4	5	6	7	8	8	9	10	11	12	12	13
Avg Treatments/Mo., PDO Thread Lift	0	4	5	6	7	8	9	10	11	12	13	13	14	15
Avg Treatments/Mo., Laser, Hair Removal	0	4	5	6	7	8	9	10	11	12	13	13	14	15
Avg Treatments/Mo., Laser, Skin Treatments	0	3	3	4	4	5	5	6	7	7	8	8	9	9
Facility Metrics														
Revenue per SqFt (Annualized) ($)	0	195	224	277	315	369	411	469	526	571	633	669	724	763
Revenue														
Injectables, Neurotoxins	0	5,265	6,448	7,637	8,830	10,028	11,231	13,032	14,246	15,465	16,690	17,919	19,153	19,793
Injectables, Fillers	0	5,850	7,165	8,485	9,811	11,142	12,479	14,480	15,829	17,184	18,544	19,910	21,282	21,992
Injectables, Weight Loss	0	675	827	979	1,132	1,286	1,440	1,671	1,826	1,983	2,140	2,297	2,456	2,538
Platelet Rich Plasma (PRP)	0	3,800	3,808	4,770	5,736	6,706	7,679	7,695	8,675	9,659	10,648	11,640	11,664	12,662
BHRT	0	4,500	4,509	6,025	6,038	7,563	7,578	9,113	10,654	10,676	12,227	12,252	13,813	13,841
Sclerotherapy (Veins)	0	825	827	1,105	1,107	1,386	1,389	1,671	1,953	1,957	2,242	2,246	2,532	2,538
Chemical Peels	0	1,200	1,403	1,808	2,013	2,218	2,627	3,038	3,247	3,457	3,872	4,084	4,297	4,511
Lipodissolve	0	1,200	1,203	1,506	1,811	2,118	2,425	2,430	2,740	3,050	3,362	3,676	3,683	3,999
PDO Thread Lift	0	4,800	6,013	7,230	8,453	9,680	10,913	12,151	13,394	14,642	15,895	15,928	17,189	18,455
Laser, Hair Removal	0	1,000	1,253	1,506	1,761	2,017	2,274	2,531	2,790	3,050	3,311	3,318	3,581	3,845
Laser, Skin Treatments	0	1,200	1,203	1,607	1,610	2,017	2,021	2,430	2,841	2,847	3,261	3,267	3,683	3,691
Retail	0	3,032	3,473	4,284	4,860	5,663	6,271	7,112	7,934	8,538	9,393	9,857	10,573	11,059
Monthly Membership	0	796	995	1,592	1,990	2,786	3,582	4,776	5,970	7,363	9,154	10,746	12,736	14,527
Revenue Total	**0**	**33,347**	**38,130**	**46,941**	**53,161**	**61,824**	**68,328**	**77,354**	**86,130**	**92,510**	**101,584**	**106,395**	**113,906**	**118,925**
COGS														
Injectables, Neurotoxins	0	2,340	3,175	3,760	4,347	4,937	5,529	6,416	7,013	7,614	8,216	8,822	9,429	9,744
Injectables, Fillers	0	2,880	1,508	1,786	2,065	2,346	2,627	3,048	3,332	3,618	3,904	4,192	4,480	4,630
Injectables, Weight Loss	0	180	220	261	302	343	384	446	487	529	571	613	655	677
Platelet Rich Plasma (PRP)	0	800	762	954	1,147	1,341	1,536	1,539	1,735	1,932	2,130	2,328	2,333	2,532
BHRT	0	900	1,640	2,191	2,195	2,750	2,756	3,314	3,874	3,882	4,446	4,455	5,023	5,033
Sclerotherapy (Veins)	0	300	165	221	221	277	278	334	391	391	448	449	506	508
Chemical Peels	0	240	701	904	1,006	1,109	1,314	1,519	1,623	1,729	1,936	2,042	2,149	2,256
Lipodissolve	0	600	301	377	453	529	606	608	685	763	841	919	921	1,000
PDO Thread Lift	0	1,200	601	723	845	968	1,091	1,215	1,339	1,464	1,589	1,593	1,719	1,846
Laser, Hair Removal	0	100	125	151	176	202	227	253	279	305	331	332	358	384
Laser, Skin Treatments	0	120	144	193	193	242	243	292	341	342	391	392	442	443
Retail	0	600	601	803	805	1,008	1,010	1,215	1,421	1,424	1,630	1,634	1,842	1,846
Membership Discounts	0	125	145	212	283	387	499	664	850	1,040	1,294	1,530	1,821	2,077
Trans/Credit, Other	0	1,000	1,144	1,408	1,595	1,855	2,050	2,321	2,584	2,775	3,048	3,192	3,417	3,568
COGS Total	**0**	**11,386**	**11,233**	**13,944**	**15,635**	**18,294**	**20,151**	**23,182**	**25,955**	**27,806**	**30,775**	**32,491**	**35,095**	**36,542**
Expenses														
Personnel Base, Benefits, Taxes	0	19,400	19,400	19,400	19,400	19,400	19,400	19,400	19,400	19,400	19,400	19,400	19,400	31,364
Lease/Occupancy	0	4,550	4,550	4,550	4,550	4,550	4,550	4,550	4,550	4,550	4,550	4,550	4,550	4,550
Utilities/CAM/NNN	0	1,225	1,225	1,225	1,225	1,225	1,225	1,225	1,225	1,225	1,225	1,225	1,225	1,225
Supplies	0	2,334	2,669	3,286	3,721	4,328	4,783	5,415	6,029	6,476	7,111	7,448	7,973	8,325
Maint/Clean	0	333	381	469	532	618	683	774	861	925	1,016	1,064	1,139	1,189
Mktg/Adv	0	1,501	1,716	2,112	2,392	2,782	3,075	3,481	3,876	4,163	4,571	4,788	5,126	5,352
Prof. Services	0	667	763	939	1,063	1,236	1,367	1,547	1,723	1,850	2,032	2,128	2,278	2,378
Insurance	0	500	500	500	500	500	500	500	500	500	508	532	570	595
CapEx/Replacement	0	667	763	939	1,063	1,236	1,367	1,547	1,723	1,850	2,032	2,128	2,278	2,378
Expenses Total	**0**	**31,177**	**31,966**	**33,420**	**34,447**	**35,876**	**36,949**	**38,438**	**39,886**	**40,939**	**42,444**	**43,262**	**44,539**	**57,356**
Income Operating	**0**	**(9,216)**	**(5,069)**	**(423)**	**3,080**	**7,653**	**11,228**	**15,733**	**20,288**	**23,764**	**28,365**	**30,642**	**34,272**	**25,027**
Interest	0	0	3,380	3,359	3,339	3,318	3,297	3,276	3,255	3,233	3,212	3,191	3,169	3,147
Depreciation	0	4,033	4,033	4,033	4,033	4,033	4,033	4,033	4,033	4,033	4,033	4,033	4,033	4,033
Income Taxable	0	(13,249)	(12,482)	(7,815)	(4,292)	303	3,899	8,425	13,001	16,499	21,120	23,419	27,071	17,847
Adj. for Carryforward	0	0	0	0	0	0	0	0	0	4,290	21,120	23,419	27,071	17,847
Tax Charge	0	0	0	0	0	0	0	0	0	858	4,224	4,684	5,414	3,569
Net Income	**0**	**(13,249)**	**(12,482)**	**(7,815)**	**(4,292)**	**303**	**3,899**	**8,425**	**13,001**	**15,641**	**16,896**	**18,735**	**21,657**	**14,277**





12 Month Income Statement [$ USD]